Exhibit 99.1

TRANSALTA CORPORATION

(the “Corporation”)

Annual and Special Meeting of Shareholders

(the “Meeting”)

April 28, 2023

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations, Section 11.3

Matters Voted Upon

The total number of common shares represented by shareholders present at the Meeting and by proxy was 151,051,401 representing 56.49% of the Corporation’s outstanding common shares.

1.	Election of Directors

The 13 director nominees proposed by management were elected. The votes by ballot were received as follows:

Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	148,554,412	99.33	1,009,260	0.67
John P. Dielwart	149,100,353	99.69	463,320	0.31
Alan J. Fohrer	148,745,934	99.45	817,738	0.55
Laura W. Folse	148,974,621	99.61	589,050	0.39
Harry A. Goldgut	149,070,660	99.67	493,012	0.33
John H. Kousinioris	149,135,402	99.71	428,271	0.29
Candace J. MacGibbon	138,099,843	92.34	11,463,829	7.66
Thomas M. O’Flynn	136,442,018	91.23	13,121,655	8.77
Bryan D. Pinney	148,707,763	99.43	855,909	0.57
James Reid	149,129,758	99.71	433,915	0.29
Manjit K. Sharma	149,024,498	99.64	539,174	0.36
Sandra R. Sharman	148,064,047	99.00	1,499,624	1.00
Sarah A. Slusser	149,092,994	99.69	470,677	0.31

2.	Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2023 was approved. The votes by ballot were received as follows:

Votes For	Per cent	Withheld	Per cent
138,102,736	91.43	12,948,564	8.57

3.	Advisory Vote on Executive Compensation

The non-binding advisory vote to accept the Corporation’s approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
143,910,549	96.22	5,653,122	3.78

4.	Approval of Increase in Shares Issuable Under Share Unit Plan

The resolution approving the increase in shares issuable under the Corporation’s Share Unit Plan was approved. The votes by ballot were received as follows:

Votes For	Per cent	Against	Per cent
148,519,290	98.32	2,532,106	1.68

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